

April 14, 2009

Mr. Robert A. Wason IV, Esq.
Senior Vice President and General Counsel
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, AL 35242

> **Re:** **Vulcan Materials Company**
> **Form S-4 Filed March 24, 2009**
> **File No. 333-158163**

Dear Mr. Wason:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1 – Legality Opinion

1.   Please obtain and file a revised or new opinion(s) of counsel to address the following comments.

2.   It appears that the assumptions in clauses (a); (b); and (d) of the second paragraph must be limited in the same manner that counsel limited the assumption in clause (c) to make clear that each refers only to those other than the "Company," as defined.

3.	It appears inappropriate for counsel to suggest that it is relying on written guidance from the staff or the Commission. Obtain an opinion that does not include such a suggestion.

4.	If counsel intends to retain "qualification and comment" (d), it needs to justify it and explain its purpose in this context.

5.	The opinion should not indicate that it is rendered to you "solely" in the penultimate paragraph.

6.	We note counsel's statement in the same paragraph to the effect that "[i]nsofar as the opinions expressed herein relate to or are dependent upon matters governed by the laws of the State of New Jersey, we have relied upon the opinion of Lowenstein Sandler PC, dated the date hereof." If counsel does not expand the "Relevant Laws" definition to include the laws of New Jersey, you will need to file as a separate exhibit an appropriate opinion rendered by counsel opining on those laws as well.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
      N. Gholson
      David Adlerstein, Esq. – Wachtell, Lipton, Rosen & Katz
            (via facsimile (212) 403-2363)